(The following is an unofficial English translation of the Report for the 69th Fiscal Year of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

Report for the 69th Fiscal Year
(From April 1, 2010 to March 31, 2011)

Advantest Corporation

Contents

Message to Shareholders  3

(Attachments to the Convocation Notice of the 69th Ordinary General Meeting of Shareholders)
Business Report  4
Consolidated Balance Sheets  19
Consolidated Statements of Operations  20
Consolidated Statements of Comprehensive Income (Loss) 20
Consolidated Statements of Stockholders’ Equity  21
Notes to Consolidated Financial Statements  22
Balance Sheets (Non-Consolidated)  26
Statements of Operations (Non-Consolidated)  27
Statements of Changes in Stockholders’ Equity  28
Notes to Non-Consolidated Financial Statements  30
Copy of Independent Auditor’s Audit Report (Consolidated)  33
Copy of Independent Auditor’s Audit Report  34
Copy of Board of Corporate Auditors’ Audit Report   35

(Reference)  Memorandum to Shareholders  37

Message to Shareholders

To Our Shareholders

We will to send you our “Report for the 69th Fiscal Year (from April 1, 2010 to March 31, 2011).”

We would like to express our most sincere sympathies to the victims of the Great East Japan Earthquake, and offers our prayers for a swift recovery.

The semiconductor market registered significant overall growth, despite volatiling in demand among certain device types, notably a weakening in DRAM in the latter half fiscal 2010, in contrast to strong growth in the DRAM market at the beginning of the period.

Factors including further yen appreciation and price competition contributed to a difficult business environment for Advantest in this fiscal year, but the Company successfully leveraged the positive growth in the semiconductor market into expanded orders and revenues. Advantest also strove to improve its results through proactive management policies aimed at improving customer satisfaction through global service provision and shorter lead times, and through consolidation of its subsidiaries.

These efforts resulted in growth of revenue and orders, and helped Advantest achieve full-year profitability for the first time in three fiscal years. Moreover, the Company’s order backlog as of March 31 was significantly greater than the previous fiscal year’s.

As a result of the above, orders received was ¥109.0 billion (a 60.9% increase in comparison to FY2009), net sales were ¥99.6 billion (a 87.2% increase in comparison to FY2009), operating income was ¥6.1 billion (¥17.7 billion improvement in comparison to FY2009), income before income taxes and equity in loss of affiliated company was ¥5.6 billion (¥15.5 billion improvement in comparison to FY2009), net income was ¥3.2 billion (¥14.7 billion improvement in comparison to FY2009).

With respect to the upcoming fiscal year, the impact of the Great East Japan Earthquake and an uncertainty in the consumer electronics, computer, automotive, and other markets deeply intertwined with the semiconductor industry, as well as chip markets themselves, is expected to continue for the time being. Meanwhile, the semiconductor market continues its growth trajectory, with social trends towards greater information-oriented society expected to stimulate increasing demand for chips. Semiconductor manufacturers are demonstrating readiness to invest aggressively in production capacity expansion, and reconstruction in the wake of the recent earthquake in Japan should help to drive an increasingly positive market outlook. Advantest consequently expects increasingly positive trends in its own business environment.

The Company’s corporate initiative “1000 Days,” which was launched in July 2009 and will conclude at the end of fiscal 2011, aims to deliver cumulative profitability over the three-year span of the initiative.

We have has undertaken several measures to achieve that goal, centrally its policy of seeking sales growth through market share expansion in the non-memory test systems segment, which accounts for the majority of worldwide tester revenues, and is expected to grow at a stable rate. The Company is also striving to enhance profitability through internal kaizen improvements such as shorter R&D and manufacturing lead times, material cost reductions, and greater administrative efficiencies. In parallel, Advantest is broadening its business platform for long-term growth by targeting new markets outside the semiconductor industry, a push spearheaded by the Company’s new TAS7000 3D imaging analysis system using terahertz waves.

With respect to the dividend distribution to the shareholders, we resolved at the meeting of the Board of Directors held on May 26, 2011 to distribute a year end dividend of 5 yen per share, with a payment date of June 2, 2011.  Since Advantest has paid an interim dividend of 5 yen, the total dividend per share for the fiscal year will be 10 yen per share.

We hope that we may rely on you for your continued support and guidance in the future.

June 2011
Haruo Matsuno

Representative Director,

President and CEO

(Attachments to the Convocation Notice of the 69th Ordinary General Meeting of Shareholders)

Business Report

(April 1, 2010 through March 31, 2011)

1.      Current Conditions of the Advantest Group

(1)         Business conditions during the fiscal year

(i)  Operations and Results of Business

Overall

In the fiscal year ended March 31, 2011, the global economy showed overall growth, driven by expansion in the developing world and national policies to stimulate consumption, despite complicating factors such as inflation in China and other emerging economies, sluggish employment growth in the United States, and the European sovereign debt crisis.
The semiconductor market also registered significant overall growth, despite divergence in demand among various device types, notably a weakening in DRAM market in the latter half fiscal 2010, in contrast to strong growth in the DRAM market at the beginning of the period.
Factors including further yen appreciation and price competition contributed to a difficult business environment for Advantest in this fiscal year, but the Company successfully leveraged the positive growth in the semiconductor market into expanded orders and revenues. Advantest also strove to improve its results through proactive management policies aimed at improving customer satisfaction through global service provision and shorter lead times, and through consolidation of its subsidiaries.
These efforts resulted in growth of revenue and orders, and helped Advantest achieve full-year profitability for the first time in three fiscal years. Moreover, the Company’s order backlog as of March 31 was significantly greater than the previous fiscal year’s.
As a result of the above, orders received was ¥109.0 billion (a 60.9% increase in comparison to FY2009), net sales were ¥99.6 billion (a 87.2% increase in comparison to FY2009), operating income was ¥6.1 billion (¥17.7 billion improvement in comparison to FY2009), income before income taxes and equity in loss of affiliated company was ¥5.6 billion (¥15.5 billion improvement in comparison to FY2009), net income was ¥3.2 billion (¥14.7 billion improvement in comparison to FY2009). The percentage of net sales to overseas customers was 77.5%, same as 77.5% in FY2009.

Business conditions by Business Segment

Semiconductor and Component Test System Segment

The Semiconductor and Component Test System Segment achieved overall growth, resulted from increased capital investments from semiconductor manufacturers.
In memory test systems, the fiscal year began well, as DRAM capital expenditures – long restrained – rebounded on the strength of PC DRAM shortages in early 2010. However, memory manufacturers reversed course in late 2010, as DDR3-DRAM fell into oversupply and prices dropped, and again became reluctant to invest in test systems for DDR3-DRAM manufacturing. On the other hand, demand for mobile DRAM test systems continued to be robust, thanks to the demand for smartphones and tablet PCs.
In non-memory test systems, MPU testers saw robust demand throughout the fiscal year, while microcontroller and mobile CPU test system demand also accelerated, amid booming demand for smartphones, tablet PCs, and other consumer electronics.
As a result of the above, orders input received was ¥76.5 billion (a 80.2% increase in comparison to FY2009), net sales were ¥69.3 billion (a 112.9% increase in comparison to FY2009) and operating income was ¥9.9 billion (¥16.9 billion improvement in comparison to FY2009).

Mechatronics System Segment

The Mechatronics System segment was in line with strong test system demand, showed robust results principally driven by device interface products. Test handlers for analog ICs likewise showed strong results, reflecting aggressive capital investment by the major semiconductor manufacturers.
As a result of the above, orders input received was ¥20.8 billion (a 39.8% increase in comparison to FY2009), net sales were ¥18.5 billion (a 64.8% increase in comparison to FY2009) and operating loss was ¥0.3 billion (¥1.6 billion improvement in comparison to FY2009).

Services, Support and Others Segment

The Services, Support and Others Segment showed stable results, as Advantest’s customers placed larger orders for new testers, and customer utilization rates improved.
As a result, orders input received was ¥14.0 billion (a 8.2% increase in comparison to FY2009), net sales were ¥14.2 billion (a 19.7% increase in comparison to FY2009) and operating income was ¥2.1 billion (a 2.0% decrease in comparison to FY2009).

Sales Breakdown by Business Segment (consolidated)

Fiscal Year Segment	FY2009 (the 68th)		FY2010 (the 69th)		Change from the previous period
	Amount (in: million yen)	Percentage (%)	Amount (in: million yen)	Percentage (%)	Amount (in: million yen)	Percentage increase (decrease) (%)
Semiconductor and Component Test System	32,572	61.2	69,333	69.6	36,761	112.9
Mechatronics System	11,237	21.1	18,515	18.6	7,278	64.8
Services, Support and Others	11,838	22.2	14,166	14.2	2,328	19.7
Intercompany transaction elimination	(2,422)	(4.5)	(2,380)	(2.4)	42	-
Total	53,225	100.0	99,634	100.0	46,409	87.2
Overseas	41,249	77.5	77,236	77.5	35,987	87.2

(ii)   Capital Expenditures

The Advantest Group invested a total of ¥3.8 billion in capital expenditures in FY2010.  Most of the investments were used to fund new product development and lease of assets to customers.

(iii)   Financing

No significant financing activities took place in FY2010.

(2)	Conditions of Assets, Profit and Loss

Conditions of Assets, Profit and Loss of the Advantest Group (consolidated)

	FY2007 (the 66th)	FY2008 (the 67th)	FY2009 (the 68th)	FY2010 (the 69th)
Net sales (in: million yen)	182,767	76,652	53,225	99,634
Net income (in: million yen)	16,550	(74,902)	(11,454)	3,163
Basic net income per share (in: yen)	90.72	(419.09)	(64.09)	18.03
Net assets (in: million yen)	254,184	163,616	150,242	138,132
Total assets (in: million yen)	298,684	202,059	188,663	180,312
(Notes) 1.	The Company prepared its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in the United States.

2.
The calculation of “Basic net income per share” was based on the average number of shares issued during the relevant fiscal year reduced by the average number of treasury shares held during the fiscal year.

[Charts illustrating the information presented in the above table.]

(3)           Significant Subsidiaries

Name of Subsidiary	Common Stock	Percentage of Voting Rights (Note)	Principal Activities
Advantest Laboratories Ltd.	¥50 million	100%	Research and development of measuring and testing technologies
Japan Engineering Co., Ltd.	¥305 million	100%	Development, manufacturing and sales of the Company’s products
Advantest Finance Inc.	¥1,000 million	100%	Leasing of the Company’s products and sales of used products
Advantest America, Inc.	42,000 thousand USD	100%	Sales of the Company’s products
Advantest Europe GmbH	10,793 thousand Euros	100%	Sales of the Company’s products
Advantest Taiwan Inc.	560,000 thousand New Taiwan Dollars	100%	Sales of the Company’s products
Advantest (Singapore) Pte. Ltd.	15,300 thousand Singapore Dollars	100%	Sales of the Company’s products
Advantest Korea Co., Ltd.	5,484 million Won	100%	Support for sales of the Company’s products
Advantest (Suzhou) Co., Ltd.	2,700 thousand USD	100%	Support for sales of the Company’s products

The Company merged Advantest Customer Support Corporation and Advantest Manufacturing, Inc. which were wholly-owned consolidated subsidiaries of the Company as of July 1, 2010.

(Note) Percentage of voting rights includes indirectly held shares.

(4)        Challenges Ahead

While maintaining “Measurements” as our core competence in mid-and-long term, Advantest intends to improve its corporate value by establishing a management and financial structure that responds timely to changes in the global market, and by aiming to increase market share by introducing fine products that will inspire the market demands of the next generation.  To achieve these objectives, Advantest promotes to further strengthen its product development operations and improve production efficiency while strengthening its overseas operations and support system in the U.S., Europe and Asia.
In order to support aggressive capital expenditures by semiconductor manufacturers, the Company’s immediate task is to establish an emergency procurement framework for the parts and components that are difficult to obtain due to the Great East Japan Earthquake to promote a structural organization which will allow for stable provision of its products.
In addition, FY2011 is the final year of the Company’s ‘1000 Days’ corporate initiative started in July 2009, and aims to deliver ‘cumulative profitability over the three-year span’ of the initiative through the active promotion of various activities.  The Company is making efforts toward greater improvements in profitability by expanding its market share though the timely provision of new solutions that improve delivery capabilities and meet market needs, promotion of new businesses outside of semiconductors, general cost-cutting measures and other activities.
On March 28, 2011, the Company reached an agreement with Verigy Ltd. regarding a business integration between the two companies.  The business integration is currently in the process of receiving approval from the relevant authorities, and the date when the necessary acquisition arrangements will be fully established is not yet determined at this time.

(5)	Primary Areas of Business

The Advantest Group manufactures and markets semiconductor and component test systems and products related to mechatronics systems (test handlers, device interface, etc.).  In addition to manufacturing, the Advantest Group also carries out research and development activities and provides maintenance services and related services in the business category of “Services, Support and Others.”

(6)	Significant Sales Offices and Factories

(i)  Japan

Category	Name of Office	Location
Head Office, Sales Office and Service Office	Head Office	Chiyoda-ku, Tokyo
	Western Japan Office	Suita-shi, Osaka
R&D Centers, Laboratories	Gunma R&D Center	Meiwa-machi, Ora-gun, Gunma
	Saitama R&D Center	Kazo-shi, Saitama
	Kitakyushu R&D Center	Kitakyushu-shi, Fukuoka
	Advantest Laboratories	Sendai-shi, Miyagi
Factories	Gunma Factory	Ora-machi, Ora-gun, Gunma
	Gunma Factory 2	Ora-machi, Ora-gun, Gunma
	Sendai Factory	Sendai-shi, Miyagi

(ii)  Overseas

Category	Name of Office	Location
Sales Office and Service Office	Advantest America, Inc.	U.S.A.
	Advantest Europe GmbH	Germany
	Advantest Taiwan Inc.	Taiwan
	Advantest (Singapore) Pte. Ltd.	Singapore
	Advantest Korea Co., Ltd.	Korea
	Advantest (Suzhou) Co., Ltd.	China

(7)	Employees

Employees of the Advantest Group (as of March 31, 2011)

Number of Employees	Change from end of previous fiscal year
3,163 (223)	12 (6) increase
(Note)
The numbers set forth above indicate the numbers of employees excluding part-time and non-regular employees.
The numbers in brackets indicate the annual average number of such part-time and non-regular employees.

(8)	Major Lenders
Not applicable.

(9)	Other significant matters with respect to the current status of the Advantest Group
None.

2.      Company Information

(1)         Equity Stock (as of March 31, 2011)

(i)	Total number of issuable shares	440,000,000 shares

(ii)	Total number of issued shares	199,566,770 shares

(Note) Total number of issued shares includes treasury stock (26,294,819 shares).

(iii)	Number of shareholders	50,272

(iv)	Major Shareholders (Top 10 shareholders)

Name of Shareholder	Number of Shares (in: thousand shares)	Percentage of Ownership (%)
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.)	20,143	11.62
The Master Trust Bank of Japan, Ltd. (trust account)	18,169	10.49
Japan Trustee Services Bank, Ltd. (trust account)	10,083	5.82
Mellon Bank Treaty Clients Omnibus	9,875	5.70
JPMorgan Securities Japan Co., Ltd.	7,289	4.21
Trust & Custody Services Bank, Ltd. (investment trust account)	4,276	2.47
Japan Trustee Services Bank, Ltd. (trust account 4)	3,780	2.18
SSBT OD05 OMNIBUS ACCOUNT – TREATY CLIENTS	3,175	1.83
Mizuho Securities Co., Ltd.	2,744	1.58
The Nomura Trust and Banking Co., Ltd. (investment trust account)	2,338	1.35
(Notes)	1.	Percentage of Ownership is calculated without treasury stock (26,294,819 shares).

2.
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.) holds the 20,143 thousand shares of common stock listed above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.

3.
The Company has acknowledged that in respect of the substantial shareholding reports filed pursuant to the “Disclosure of Substantial Shareholding” system, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its three affiliates jointly held 13,690 thousand shares of the Company as of May 10, 2010 according to the substantial shareholding reports filed on May 17, 2010. However, the Company has not included the number of shares for which beneficial owners cannot be identified in the table above.

(Reference) [INSERT PIE CHART HERE]

Financial Institutions and Securities Company	118 holders, 87,890 thousand shares (44.0%)

Non-Japanese Holders	416 holders, 49,051 thousand shares (24.6%)

Individuals and Others	49,302 holders, 31,665 thousand shares (15.9%)

Other Entities and Treasury Shares	436 holders, 30,961 thousand shares (15.5%)

(2)  Stock Acquisition Rights

(i)	Stock acquisition rights held by directors and corporate auditors (as of March 31, 2011)

	The resolution at the Board of Directors held on June 27, 2007	The resolution at the Board of Directors held on June 25, 2008	The resolution at the Board of Directors held on June 25, 2009	The resolution at the Board of Directors held on June 24, 2010
Date of issuance	July 12, 2007	July 10, 2008	July 10, 2009	July 12, 2010
Issuance Price	¥ 0 or ¥111,500 per unit	¥ 0 or ¥36,900 per unit	¥41,700 per unit	¥53,500 per unit
Holding status of stock acquisition rights by directors and corporate auditors	1,350 units (12 persons)	1,380 units (12 persons)	1,620 units (12 persons)	1,640 units (12 persons)
Directors (Excluding outside directors)	960 units (6 persons)	1,080 units (6 persons)	1,320 units (6 persons)	1,340 units (6 persons)
Outside directors	100 units (2 persons)	100 units (2 persons)	100 units (2 persons)	100 units (2 persons)
Corporate auditors	290 units (4 persons)	200 units (4 persons)	200 units (4 persons)	200 units (4 persons)
Class and aggregate number of shares to be issued or delivered upon exercise	135,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	138,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	162,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	164,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥5,563 per share	¥2,653 per share	¥1,844 per share	¥2,089 per share
Exercise period	April 1, 2008 to March 31, 2012	April 1, 2009 to March 31, 2013	April 1, 2010 to March 31, 2014	April 1, 2011 to March 31, 2015
Terms of exercise	The stock acquisition rights may not be inherited.
Reasons for the Company’s acquisition of the stock acquisition rights
The Company shall automatically acquire the stock acquisition rights, for no consideration, if:

(a)   the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(b)   the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or its subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c)   the rights holder dies.

Restriction on the transfer of the stock acquisition rights
Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(ii)	Stock acquisition rights granted to employees of the Company during fiscal year 2010

The resolution at the Board of Directors held on June 24, 2010
Date of issuance	July 12, 2010
Issuance price	¥53,500 per unit
Grantee of stock acquisition rights	Employees of the Company
Conditions of granting	1,440 units (11 persons)
Class and aggregate number of shares to be issued or delivered upon exercise	144,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥2,089 per share
Exercise period	April 1, 2011 to March 31, 2015
Terms of exercise	The stock acquisition rights may not be inherited.
Reasons for the Company’s acquisition of the stock acquisition rights
The Company shall automatically acquire the stock acquisition rights, for no consideration, if:
(a)   the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(b)   the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or its subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c)   the rights holder dies.

Restriction on the transfer of the stock acquisition rights

Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(3)	Directors and Corporate Auditors

(i)	Directors and Corporate Auditors (as of March 31, 2011)

Title	Name	Assignment in the Company and significant concurrent positions
Chairman of the Board and Representative Director	Toshio Maruyama
Representative Director	Haruo Matsuno*
Director	Naoyuki Akikusa	Senior Executive Advisor of Fujitsu Limited Outside Corporate Auditor of FANUC LTD
Director	Yasushige Hagio	Attorney-at-Law, Senior Partner, Seiwa Patent & Law
Director	Yuichi Kurita*	Outside Corporate Auditor of Tera Probe, Inc.
Director	Hiroshi Tsukahara*
Director	Hiroyasu Sawai*
Director	Shinichiro Kuroe*
Standing Corporate Auditor	Hitoshi Owada
Standing Corporate Auditor	Yuri Morita
Corporate Auditor	Megumi Yamamuro	Attorney-at-Law, SOGA URYU & ITOGA Professor, Nihon University Law School Outside Corporate Auditor of Fujitsu Limited Outside Corporate Auditor of NIFTY Corporation
Corporate Auditor	Jiro Haneda
(Notes)	1.	Messrs. Naoyuki Akikusa and Yasushige Hagio are outside directors.

2.	Messrs. Megumi Yamamuro and Jiro Haneda are outside corporate auditors.

3.	Mr. Hitoshi Owada, standing corporate auditor, has substantial accounting experience at the Company and considerable knowledge of financial and accounting matters.

4.	There has been no significant change in assignment in the Company and in significant concurrent positions held by directors and corporate auditors after March 31, 2011.

5.	The Company has in place an Executive Officers System and * indicates a director who also serves as an Executive Officer.

6.	The positions of Executive Officers are currently held as follows:

Title	Name	Assignment in the Company and significant concurrent positions
President and CEO	Haruo Matsuno
Senior Executive Officer	Yuichi Kurita	Corporate Planning and Administration
Managing Executive Officer	Hiroshi Tsukahara	Chairman of the Board, Advantest America Corporation (Holding Co.)
Managing Executive Officer	Hiroyasu Sawai	Sales and Marketing Senior Vice President, Sales and Marketing Group
Managing Executive Officer	Shinichiro Kuroe	Test System Business Senior Vice President, Test System Business Group
Managing Executive Officer	Hiroshi Nakamura	Senior Vice President, Corporate Administration Group
Managing Executive Officer	Yoshiaki Yoshida	Senior Vice President, Corporate Planning Group
Managing Executive Officer	Masao Shimizu	System Solution Business Senior Vice President, System Solution Business Group Director of Fujitsu Interconnect Technologies Limited
Executive Officer	Hideaki Imada	Senior Vice President, Production Group
Executive Officer	Yasuhiro Kawata	Senior Vice President, Quality Assurance Group
Executive Officer	Takashi Sugiura	Senior Vice President, Field Service Group
Executive Officer	Takashi Sekino	Senior Vice President, Technology Development Group
Executive Officer	Sae Bum Myung	Representative Director and President, Advantest Korea Co., Ltd.
Executive Officer	Soichi Tsukakoshi	Vice President, Sales and Marketing Group

Executive Officer	Josef Schraetzenstaller	Managing Director, Advantest Europe GmbH
Executive Officer	R. Keith Lee	Director, President and CEO, Advantest America Corporation (Holding Co.)

7.	There has been no significant change in assignment in the Company and in significant concurrent positions held by the Executive Officers after March 31, 2011.

(ii)	The amount of compensation for directors and corporate auditors

Category	Number	Amount of compensation
Directors	9	¥463 million
Corporate Auditors	4	¥80 million
Total	13	¥543 million
(Notes)	1.
The amounts of compensation set forth above include compensation paid in relation to stock option rights and fixed compensation paid to one director  who retired from their respective positions as of the closing of the 68th ordinary general meeting of shareholders, which was held on June 24, 2010.

2.	Of the amount of compensation set forth above, the aggregate amount of compensation for two outside directors and two outside corporate auditors is ¥40 million.

(iii)	Matters pertaining to outside directors and outside corporate auditors

(a)	Significant concurrent positions held and relationship to the Company

Name	Concurrent position(s)	Relationship to the Company
Naoyuki Akikusa (Outside director)	Outside corporate auditor, FANUC LTD	There is no special relationship between FANUC LTD and the Company.
Yasushige Hagio (Outside director)	Senior Partner, Seiwa Patent & Law	There is no special relationship between Seiwa Patent & Law and the Company.
Megumi Yamamuro (Outside corporate auditor)	Outside corporate auditor, Fujitsu Limited
Fujitsu Limited holds the right to instruct the voting of the shares of the Company (11.62%) held by Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.). The Company sells products to and purchases parts from Fujitsu Limited.

	Outside corporate auditor, NIFTY Corporation	There is no special relationship between NIFTY Corporation and the Company.

(b)	Principal activities

Name	Attendance	Participation at meetings
Naoyuki Akikusa (Outside director)	Meetings of Board of Directors: 12 out of 14 times	Mr. Akikusa expresses his opinions based mainly on his experience in company management and his knowledge of the industry at meetings of the Board of Directors.
Yasushige Hagio (Outside director)	Meetings of Board of Directors: 13 out of 14 times	Mr. Hagio expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors.
Megumi Yamamuro (Outside corporate auditor)	Meetings of Board of Directors: 13 out of 14 times Meetings of Board of Corporate Auditors: 13 out of 14 times	Mr. Yamamuro expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors and Board of Corporate Auditors.
Jiro Haneda (Outside corporate auditor)	Meetings of Board of Directors: 14 out of 14 times Meetings of Board of Corporate Auditors: 14 out of 14 times	Mr. Haneda expresses his opinions based mainly on his experience in company management at meetings of the Board of Directors and Board of Corporate Auditors.

(c)	Overview of the liability limitation agreement

The Company entered into an agreement limiting liabilities as defined in Article 423, Paragraph 1 of the Company Law, with each of Messrs. Naoyuki Akikusa and Yasushige Hagio, outside directors, and Messrs. Megumi Yamamuro and Jiro Haneda, outside corporate auditors.  The upper limit of liability based on each agreement is the minimum liability as provided in the relevant laws and ordinances.

(4)	Accounting Auditor

(i)	Name of accounting auditor

Ernst & Young ShinNihon LLC

(ii)	Remuneration

Amount
Remuneration to the accounting auditor for this fiscal year	¥229 million
Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the accounting auditor	¥231 million
(Notes)	1.
Under the agreement between the Company and the accounting auditor, as the Company has not drawn any distinction between the remuneration for the audit services pursuant to the Company Law and the Financial Instruments and Exchange Act of Japan and the remuneration for the audit services pursuant to the U.S. Securities and Exchange Act, the amount set forth above represents the aggregate amount of these audit services.

2.	The Company’s significant overseas subsidiaries have been audited by auditors of the Ernst & Young Group.

(iii)	Policies on dismissal or non-reappointment of the accounting auditor

In case the accounting auditor falls under any one of the items of Article 340, Paragraph 1 of the Company Law, the Board of Corporate Auditors shall dismiss the accounting auditor upon consent of all corporate auditors.  In such case, a corporate auditor who is appointed by the Board of Corporate Auditors shall report the dismissal and its reasons at the first general meeting of shareholders convened after such dismissal.

In addition, other than the above, if it is deemed to be difficult for the accounting auditor to conduct an appropriate auditing due to the occurrence of events that impair its qualification or independence, the Board of Directors shall, upon consent of the Board of Corporate Auditors or based on a request by the Board of Corporate Auditors, propose the dismissal or non-reappointment of the accounting auditor as an agenda at a general meeting of shareholders.

(5)	System to ensure the appropriateness of business

The Board of Directors resolved a system that ensures the appropriateness of its business as follows:

Basic Policy for the System to Ensure the Appropriateness of Business

Holding “Technology Support on the Leading Edge” as our corporate mission, the Advantest Group established the “The ADVANTEST Way & The Code of Conduct” (“Advantest Code of Conduct”), increased the transparency of its management, and worked to promote the enhancement of corporate value.  To further promote these efforts, the Company will prepare a framework as described in each paragraph below, implement the establishment, development and management of the internal control system, and ensure the sound operations of the Company.

1.	Framework to the effective performance of duties by directors

(i)
The Company promotes management efficiency by separating the management decision making function and supervisory function from the function of the execution of operations.  The Board of Directors shall make management decisions and supervise management.  As for execution of operations, executive officers (including the Representative Director) and employees shall execute operations based on the Board of Directors’ clarification of the function and authority of the body executing operations.

(ii)
The Board of Directors, as the management decision making body, shall make decisions on significant matters with respect to the management policies and management strategies for the Advantest Group, and in its capacity to supervise management, the Board of Directors, including outside directors shall monitor and supervise the status of exercise of duties by executive officers while delegating necessary authorities to ensure the prompt and efficient performance of duties.

(iii)
The Board of Directors shall approve the Advantest Group’s management plans, receive reports on business results based on monthly closing account, financial situation, status of the performance of duties by each department, and review the appropriateness of such plans.

(iv)	The Internal Control Committee shall report the development and management of the internal control system, as deemed necessary, to the Board of Directors.

2.	Framework to ensure the compliance with applicable laws and ordinances as well as the articles of incorporation by directors, executive officers, and employees in performing their duties

(i)
To ensure compliance with laws and ordinances as well as the articles of incorporation, and to ensure that actions are taken faithfully and ethically, the Company shall establish the Advantest Code of Conduct for all directors, executive officers and employees of the Advantest Group, and notify such directors, executive officers and employees of these codes.  Furthermore, the Company shall establish the “Code of Ethics for Executives” for directors and executive officers.

(ii)
As a framework to realize full compliance with laws and ordinances, the Company shall establish the Corporate Ethics Committee that monitors the implementation of the Advantest Code of Conduct.  In addition, to handle reports and consultation regarding questionable matters in light of the Advantest Code of Conduct, the Company shall establish the “Corporate Ethics Helpline”, a system in which a person who reports shall not be treated disadvantageously.

(iii)
The Company shall establish subcommittees such as the Disclosure Committee, the Internal Control Committee, and the Human Rights Protection Committee in order to fulfill its corporate social responsibilities.

3.	Rules relating to the management of risk of loss and other frameworks

(i)
With respect to potential risks behind management environment, business activities and corporate assets, the Company shall identify and classify risk factors for each important business process, analyze the scale of risks, possibility of actual occurrence and frequency of such occurrence, etc., and create written policies and procedures regarding the appropriate response to and avoidance/ reduction of the risks, as one of the internal control activities.

(ii)
With respect to emergency situations such as disasters, the Company shall establish the Risk Management Group, create written emergency action guidelines and prepare by implementing education and training programs on a regular base.

(iii)	The Internal Control Committee shall thoroughly manage risks and report material risks to the Board of Directors.

4.	Framework regarding the retention and management of information with respect to the performance of duties by directors

(i)
The Company shall properly retain and manage the following information regarding the exercise of duties by directors, pursuant to the internal rules that stipulate details such as the period of retention, person in charge of retention and method of retention.

o	Minutes of general meetings of shareholders and reference materials
o	Minutes of meetings of the Board of Directors and reference materials
o	Other important documents regarding the exercise of duties by directors

(ii)	The Company shall establish the Information Security Committee that is responsible for protecting personal information and preventing confidential information from leaking.

5.	Framework to ensure the appropriateness of operations of the Company, and the group as a whole, including its subsidiaries

(i)
The Advantest Group shall establish and operate the same quality of internal control system for the Company and its group companies in order to conduct the consolidated group management placing an emphasis on business evaluation based on consolidated accounting.

(ii)
The internal control system of the Advantest Group is supported by each department of the Company that is responsible for each group company, and is established and operated as a unified system based on the policies of the group created by the Internal Control Committee.  Significant matters concerning the status of each group company that is controlled by the Internal Control Committee shall be reported to the Board of Directors.

(iii)	Auditing Group of the Company supervises an internal audit to each group company.

6.	Matters relating to employees that assist the Board of Corporate Auditors in the event that a request to retain such employees is made by the Board of Corporate Auditors

(i)	In the event that the Board of Corporate Auditors requests the placement of employees to assist with its duties, employees shall be placed as necessary.

(ii)	In the event that the Board of Corporate Auditors decides that it is capable of conducting an audit effectively without employees’ assistance, such employees shall not be placed.

7.	Matters relating to the independence of employees from directors in the preceding article

(i)	In placing employees to assist the Board of Corporate Auditors, the prior consent of the Board of Corporate Auditors acknowledging the independence of the employees from directors shall be obtained.

8.	Framework for reporting by directors, executive officers and employees to corporate auditors, and for other reports to the corporate auditors

(i)
The Company shall adopt a system that allows Corporate Auditors to attend important meetings such as the meeting of the Board of Managing Executive Officers and to keep abreast important matters regarding the execution of operations.

(ii)
In the event that a report or consultation is made to the Corporate Ethics Helpline with respect to corporate accounting, internal control or auditing, such report or consultation shall be directly reported to or consulted with corporate auditors.

9.	Other frameworks to ensure the effective implementation of audit by corporate auditors

(i)
The Company shall ensure that corporate auditors share information held by the Auditing Group (an internal audit section of the Company) and that there are opportunities to exchange opinions with the Auditing Group as deemed necessary.

(6)	Policies on the distribution of surplus

Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, the Company deems the consistent distribution of profits to be the most important management priority.  Accordingly, the Company engages in active distribution of profits based on business performance.

With respect to the distribution of the surplus, the Company makes payout decisions after taking into consideration business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.

Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen the Company’s business position and enhance its corporate value.

In order to maintain capital strategies responsive to changes in the operating environment, the Company plans to decide obtaining more treasury shares by taking into account factors such as trends in stock price, capital efficiency and cash flow.

Consolidated Balance Sheets

(As of March 31, 2011)
(unit: million yen)
	FY2010	FY2009 (reference)		FY2010	FY2009 (reference)
Assets			Liabilities
Current assets	137,169	143,749	Current liabilities	24,507	21,919
Cash and cash equivalents	75,323	96,439	Trade accounts payable	11,729	11,430
Short-term investments	12,651	10,498	Accrued expenses	7,329	4,894
Trade receivable, net	22,707	15,930	Accrued warranty expenses	1,754	2,802
Inventories	23,493	16,590	Customer prepayments	1,740	544
Other current assets	2,995	4,292	Other current liabilities	1,955	2,249
Investment securities	7,432	8,077	Accrued pension and severance	14,069	13,765
Property, plant and	31,878	32,881	cost
equipment, net			Other liabilities	3,604	2,737
Intangible assets, net	1,519	1,445	Total liabilities	42,180	38,421
Other assets	2,314	2,511	Commitments and contingent
			liabilities
			Stockholders’ equity
			Common stock	32,363	32,363
			Capital surplus	40,628	40,463
			Retained earnings	183,009	181,606
			Accumulated other comprehensive income (loss)	(18,270)	(14,859)
			Treasury stock	(99,598)	(89,331)
			Total stockholders’ equity	138,132	150,242
Total assets	180,312	188,663	Total liabilities and stockholders’ equity	180,312	188,663

Consolidated Statements of Operations

(From April 1, 2010 to March 31, 2011)

		(unit: million yen)
	FY2010	FY2009 (reference)
Net sales	99,634	53,225
Cost of sales	51,164	27,297
Gross profit	48,470	25,928
Research and development expenses	21,197	17,896
Selling, general and administrative expenses	21,162	19,671
Operating income (loss)	6,111	(11,639)
Other income (expense):
Interest and dividend income	326	579
Interest expense	(3)	(4)
Impairment losses on investment securities	(512)	(316)
Other, net	(371)	1,454
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	5,551	(9,926)
Income taxes	2,352	1,457
Equity in earnings (loss) of affiliated company	(36)	(71)
Net income (loss)	3,163	(11,454)

Consolidated Statements of Comprehensive Income (Loss)

(From April 1, 2010 to March 31, 2011)

		(unit: million yen)
	FY2010	FY2009 (reference)
Comprehensive income (loss)
Net income (loss)	3,163	(11,454)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(3,231)	(2,614)
Net unrealized gains (losses) on investment securities	(59)	776
Pension related adjustments	(121)	1,566
Total other comprehensive income (loss)	(3,411)	(272)
Total Comprehensive income (loss) in the year	(248)	(11,726)

Consolidated Statements of Stockholders’ Equity

(From April 1, 2010 to March 31, 2011)

(unit: million yen)
	FY2010	FY2009 (reference)
Common stock
Balance at beginning of year	32,363	32,363
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	40,463	40,320
Changes in the year
Stock option compensation expense	165	143
Total changes in the year	165	143
Balance at end of year	40,628	40,463
Retained earnings
Balance at beginning of year	181,606	194,848
Changes in the year
Net income (loss)	3,163	(11,454)
Cash dividends	(1,760)	(1,787)
Sale of treasury stock	(0)	(1)
Total changes in the year	1,403	(13,242)
Balance at end of year	183,009	181,606
Accumulated other comprehensive income (loss)
Balance at beginning of year	(14,859)	(14,587)
Changes in the year
Other comprehensive income (loss), net of tax	(3,411)	(272)
Total changes in the year	(3,411)	(272)
Balance at end of year	(18,270)	(14,859)
Treasury stock
Balance at beginning of year	(89,331)	(89,328)
Changes in the year
Purchases of treasury stock	(10,267)	(4)
Sale of treasury stock	0	1
Total changes in the year	(10,267)	(3)
Balance at end of year	(99,598)	(89,331)
Total stockholders’ equity
Balance at beginning of year	150,242	163,616
Changes in the year
Net income (loss)	3,163	(11,454)
Other comprehensive income (loss), net of tax	(3,411)	(272)
Cash dividends	(1,760)	(1,787)
Stock option compensation expense	165	143
Purchases of treasury stock	(10,267)	(4)
Sale of treasury stock	0	0
Total changes in the year	(12,110)	(13,374)
Balance at end of year	138,132	150,242

Notes to Consolidated Financial Statements

1.	Notes to significant matters based on which the consolidated financial statements were prepared

(1)	Basis of presentation
The consolidated financial statements including the consolidated balance sheets and the consolidated statements of operations have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), pursuant to paragraph 1 of Article 3 of the Supplemental Provisions of the Company Accounting Regulation  (kaisha keisan kisoku fusoku), ordinance number 46 of the Ministry of Justice, 2009.  Pursuant to the provisions of the article, however, certain disclosures required on the basis of U.S. GAAP are omitted.

(2)	Scope of consolidation
Consolidated subsidiaries
(a)	The number of consolidated subsidiaries	27
(b)	Names of major consolidated subsidiaries are omitted, as they are described in “1. Current Conditions of the Advantest Group, (3) Significant Subsidiaries” of the Business Report.

(3)	Application of the equity method
The number and name of the equity method affiliate: one, e-Shuttle, Inc.

(4)	Significant accounting policies

(i)	Cash equivalents
Cash equivalents consist of deposits and negotiable certificates of deposit due to mature within 3 months.

(ii)	Inventories
Inventories are stated at the lower of cost or market.  Cost is determined using the average cost method.

(iii)	Securities
Available-for-sale securities are recorded at fair value.  Unrealized gains and losses are accounted for as a separate component of stockholders’ equity.  Cost of other securities sold is determined using the moving average method.
Other securities are accounted for using the acquisition cost method.

(iv)	Depreciation of property, plant, and equipment
The Company and its domestic subsidiaries primarily use the declining-balance method based on the estimated useful life of the fixed asset to calculate depreciation.  Overseas subsidiaries use the straight-line method based on the estimated useful life of the fixed asset to calculate depreciation.

(v)	Goodwill and other intangible assets
Goodwill and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives using the straight-line method.

(vi)	Impairment of long-lived assets
Long-lived assets and certain identifiable intangibles with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the carrying amount exceeds the future recoverable amount, the Company recognizes the difference between the fair value and the carrying amount as an impairment loss.

(vii)	Allowances
Allowances for doubtful accounts
The Company recognizes allowance for doubtful accounts to ensure that trade accounts receivable are not overstated due to uncollectibility, in an amount which represents the Company’s best estimate of the amount of probable credits losses in the Company’s existing trade accounts receivable.

Accrued warranty expenses
To provide for future repairs during warranty periods, estimated repair expenses, etc. over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

Accrued pension and severance cost
The Company provides for employees’ retirement, severance and pension costs in accrued amounts based on the projected benefit obligations and the fair value of plan assets as of the end of this consolidated fiscal year.   Prior service benefit and cost, and actuarial gain and loss recognized in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees.

(viii)	Translation of foreign financial statements
In financial statements of foreign subsidiaries utilizing local currencies as a functional currency, assets and liabilities are translated at rates of exchange prevailing at the end of the fiscal year, profits and expenses are translated at average rates of exchange in effect during the year, and foreign currency translation adjustments resulting from the above translation of items are included as other accumulated comprehensive income (loss).  In financial statements for foreign subsidiaries utilizing Japanese Yen as the functional currency, the items are remeasured into Japanese Yen, and any currency translation adjustments resulting from the above translation of items are included as “Other profits (expenses)” realized during the period in which the items were remeasured.

2.	Notes to Consolidated Balance Sheets
(1)	Allowance for doubtful accounts: ¥152 million
(2)	Accumulated depreciation on property, plant and equipment: ¥41,226 million

3.	Notes to Consolidated Statements of Stockholders’ Equity
(1)	Total number of issued shares as of March 31, 2011
Common stock	199,566,770 shares

(2)	Distribution of surplus
(i)	Amount of distribution

Resolution	Class of shares	Aggregate amount of distribution	Amount of distribution per share	Record date	Effective date
The resolution at the meeting of the Board of Directors held on May 25, 2010	Common stock	¥894 million	¥5	March 31, 2010	June 2, 2010
The resolution at the meeting of the Board of Directors held on October 28, 2010	Common stock	¥866 million	¥5	September 30, 2010	December 1, 2010

(ii)	Distribution with a record date in fiscal year 2010 and an effective date in fiscal year 2011

Resolution	Class of shares	Source of distribution	Aggregate amount of distribution	Amount of distribution per share	Record date	Effective date
The resolution at the meeting of the Board of Directors held on May 26, 2011	Common stock	Retained earnings	¥866 million	¥5	March 31, 2011	June 2, 2011

(3)        Stock acquisition rights outstanding as of March 31, 2011
(Excluding stock acquisition rights for which the exercise period has not begun)
Pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders of June 27, 2007
Common stock                                           489,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 27, 2007
Common stock                                           159,000 shares
Pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders of June 25, 2008
Common stock                                           472,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 25, 2008
Common stock                                           182,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 25, 2009
Common stock                                           338,000 shares

4.	Notes to Financial Products

(1)	Financial Products

The Advantest group limits its fund management to short-term instruments including deposits at financial institutions with high credit ratings.  Credit risk of trade notes receivable and accounts receivable pertaining to customers are minimized through credit administration standards.
Advantest’s investment securities mainly consist of stock.  Advantest keeps track of fair market value of its listed stock on a quarterly basis, and reviews its non-listed stock regularly to determine whether such stock needs to be impaired.  In addition, Advantest annually reviews its securities, including the stock it owns, to determine whether Advantest should continuously hold such securities.  Advantest has no borrowings from financial institutions, such as banks.  Furthermore, Advantest will not make any speculative derivative transactions other than to conduct derivative exchange rate transactions in order to cope with actual demand risks, pursuant to its fund management guidelines with high credit rating financial institutions.

(2)	Market Value of Financial Products

The following table shows Advantest’s consolidated balance sheet amounts, market value and the difference between such balance sheet amount and market value.  Market values of cash and cash equivalents, short-term investments, trade receivables-net, other current assets, trade accounts payable and accrued expenses are excluded as such are similar to the consolidated balance sheet amounts.
(unit: million yen)
		Consolidated balance sheet amount (*)	Market value (*)	Deference
(1)	Investment securities
	Available-for-sale securities	5,608	5,608	—
(2)	Exchange forward contracts, etc. Asset Liability	24 (6)	24 (6)	— —

(*)	“( )” means such amount is recorded as a liability.

(Notes)	1.	Matters with respect to calculation method of market value of financial products and transactions of securities and derivatives

(1)	With respect to investment securities, those with fair value are presented with estimation, those that are listed on the stock exchanges are at market value.

(2)	Amount of exchange forward contracts is based on the amount calculated by the executing financial institution, and is included in “Other current assets” in the consolidated balance sheet.

2.
Non-listed stock (¥1,823 million of consolidated balance sheet amount) is not included in “(1) Investment securities” above, as such stock has no market value and estimation of fair value is not practical.

5.	Notes to per share information
Net assets per share:	¥797.20
Basic net income per share:	¥18.03

6.	Notes to significant subsequent events
Not applicable.

7.	Other notes
Amounts less than one million yen are rounded.

Balance Sheets (Non-Consolidated)

(As of March 31, 2011)
(Unit: million yen)
	FY2010	FY2009 (reference)		FY2010	FY2009 (reference)
Assets			Liabilities
Current assets	99,750	102,524	Current liabilities	20,001	22,100
Cash and deposits	43,553	52,542	Trade accounts payable	11,389	11,067
Trade notes receivables	452	414	Other accounts payable	401	572
Accounts receivable	21,051	15,901	Accrued expenses	5,677	3,616
Short-term investments	12,000	16,900	Income tax payable	7	1
Merchandises and finished	3,094	3,993	Accrued warranty expenses	1,738	2,727
goods			Bonus accrual for directors	117	-
Work in progress	11,891	6,910	Other	672	4,117
Raw materials and supplies	4,872	2,104	Noncurrent liabilities	7,758	6,892
Refundable income taxes	104	66	Allowance for retirement benefits	6,521	5,520
Other	2,783	3,744	Deferred tax liabilities	528	587
Allowance for doubtful accounts	(50)	(50)	Asset retirement obligations	60	-
Noncurrent assets	51,764	55,115	Other	649	785
Property, plant and equipment	28,017	28,553	Total liabilities	27,759	28,992
Buildings	9,736	10,663	Net assets
Structures	469	518	Stockholders’ equity	121,710	124,632
Machinery and equipment	1,046	937	Common stock	32,363	32,363
Vehicles and delivery	17	17	Capital surplus	32,973	32,973
equipment			Capital reserve	32,973	32,973
Tools and furniture	881	560	Retained earnings	155,972	148,627
Land	15,852	15,852	Legal reserve	3,083	3,083
Construction in progress	16	6	Other retained earnings	152,889	145,544
Intangible fixed assets	711	595	[Reserve for losses in foreign	[27,062]	[27,062]
Software	449	344	investments]
Other	262	251	[General reserve]	[146,880]	[146,880]
Investments and other assets	23,036	25,967	[Retained earnings (accumulated	[(21,053)]	[(28,398)]
Investment securities	7,039	7,656	loss)]
Investment in affiliated	14,807	16,980	Treasury stock	(99,598)	(89,331)
companies			Difference of appreciation and	779	862
Long-term loans receivable	256	261	conversion
Other	934	1,070	Net unrealized gains on securities	779	862
			Stock acquisition rights	1,266	3,153
			Total net assets	123,755	128,647
Total assets	151,514	157,639	Total liabilities and net assets	151,514	157,639

Statements of Operations (Non-Consolidated)

(From April 1, 2010 to March 31, 2011)
(unit: million yen)
	FY2010	FY2009 (reference)
Net sales	84,792	41,907
Cost of sales	47,701	24,961
Gross profit	37,091	16,946
Selling, general and administrative expenses	38,939	34,253
Operating income (loss)	(1,848)	(17,307)
Non-operating income
Interest and dividends income	7,104	13,873
Other	1,833	3,219
Non-operating expenses
Interest expenses	5	11
Other	3,341	2,158
Ordinary income (loss)	3,743	(2,384)
Extraordinary income
Gain on extinguishment of tie-in shares	3,834	-
Gain on reversal of subscription rights to shares	2,053	-
Income (loss) before income taxes	9,630	(2,384)
Income taxes – current	30	18
Income taxes – deferred	495	-
Net income (loss)	9,105	(2,402)

Statements of Changes in Stockholders’ Equity

(From April 1, 2010 to March 31, 2011)

(unit: million yen)
	FY2010	FY2009 (reference)
Stockholders’ Equity
Common stock
Balance at beginning of year	32,363	32,363
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,363	32,363
Capital surplus
Capital reserve
Balance at beginning of year	32,973	32,973
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,973	32,973
Retained earnings
Legal reserve
Balance at beginning of year	3,083	3,083
Changes in the year
Total changes in the year	-	-
Balance at end of year	3,083	3,083
Other retained earnings
Reserve for losses in foreign investments
Balance at beginning of year	27,062	27,062
Changes in the year
Total changes in the year	-	-
Balance at end of year	27,062	27,062
General reserve
Balance at beginning of year	146,880	146,880
Changes in the year
Total changes in the year	-	-
Balance at end of year	146,880	146,880
Retained earnings (accumulated loss)
Balance at beginning of year	(28,398)	(24,208)
Changes in the year
Dividends from retained earnings	(1,760)	(1,787)
Net income (loss)	9,105	(2,402)
Sale of treasury stock	(0)	(1)
Total changes in the year	7,345	(4,190)
Balance at end of year	(21,053)	(28,398)
Treasury stock
Balance at beginning of year	(89,331)	(89,328)
Changes in the year
Purchases of treasury stock	(10,267)	(4)
Sale of treasury stock	0	1
Total changes in the year	(10,267)	(3)
Balance at end of year	(99,598)	(89,331)
Total stockholders’ equity
Balance at beginning of year	124,632	128,825
Changes in the year
Dividends from retained earnings	(1,760)	(1,787)
Net income (loss)	9,105	(2,402)
Purchases of treasury stock	(10,267)	(4)
Sale of treasury stock	0	0
Total changes in the year	(2,922)	(4,193)
Balance at end of year	121,710	124,632

	FY2010	FY2009 (reference)
Difference of appreciation and conversion
Net unrealized gains on securities
Balance at beginning of year	862	120
Changes in the year
Changes of items other than stockholders’ equity, net	(83)	742
Total changes in the year	(83)	742
Balance at end of year	779	862
Stock acquisition rights
Balance at beginning of year	3,153	3,077
Changes in the year
Changes of items other than stockholders’ equity, net	(1,887)	76
Total changes in the year	(1,887)	76
Balance at end of year	1,266	3,153
Total net assets
Balance at beginning of year	128,647	132,022
Changes in the year
Dividends from retained earnings	(1,760)	(1,787)
Net income (loss)	9,105	(2,402)
Purchases of treasury stock	(10,267)	(4)
Sale of treasury stock	0	0
Changes of items other than stockholders’ equity, net	(1,970)	818
Total changes in the year	(4,892)	(3,375)
Balance at end of year	123,755	128,647

Notes to Non-Consolidated Financial Statements

1.	Notes to significant accounting policies

(1)	Valuation of securities
(i)	Investments in subsidiaries and equity method affiliates: Stated at cost using the moving average method
(ii)	Other securities
(a)	Securities with quoted value
Stated at fair value based on market prices at the end of the relevant period (unrealized holding gains and losses are accounted for as a component of stockholders’ equity; cost of other securities sold is determined using the moving average method)
(b)	Securities not practicable to estimate fair value
Stated at cost using the moving average method

(2)	Valuation of inventories
Stated principally at cost using the gross average method (balance sheet value of assets are calculated using a method in which book values are written down in accordance with decreased profitability)

(3)	Depreciation and amortization of noncurrent assets
(i)	Depreciation of plant and equipment (excluding lease assets)
Based on the declining balance method
However, buildings (except attached improvements) acquired on or after April 1, 1998 are depreciated using the straight-line method.

(ii)	Amortization of intangible fixed assets (excluding lease assets)
Based on the straight-line method
However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

(4)	Allowances
(i)	Allowance for doubtful accounts
To prepare for credit losses on accounts receivable and loans, etc., an allowance equal to the estimated amount of uncollectible receivables is provided for general receivables based on a historical write-off ratio and for bad receivables based on a case-by-case determination of collectibility.

(ii)	Accrued warranty expenses
To reasonably account for repair costs covered under product warranty in the respective periods in which they arise, the allowance for a given year is provided in an amount determined based on the ratio of repair costs in that year to net sales in the preceding year.

(iii)	Bonus accrual for directors
In preparation for the payment of bonuses to directors and corporate auditors, of the total amount expected to be paid, an estimated amount for fiscal year 2010 is reported.

(iv)	Allowance for retirement benefits
To provide for employee retirement benefits, an allowance is provided in an amount determined based on the estimated retirement benefit obligations and pension assets at the end of the fiscal year.
Past service liabilities are amortized on a straight-line basis over a fixed number of years (17 years) within the average remaining years of service of employees.
Any actuarial gains and losses are amortized on a straight-line basis over a fixed number of years (17 years) within the average remaining years of service of employees, and the amount is recorded in the fiscal year subsequent to its occurrence.

(5)	Accounting for consumption taxes

Consumption taxes are accounted using the net-of-tax method.

(Changes in Accounting Procedures)
Adoption of Accounting Standards for Asset Retirement Obligations

Advantest has adoptted the “Accounting Standards for Asset Retirement Obligations)” (ASBJ Statement No. 18, March 31, 2008) and the “Guidance on Accounting Standards for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) from the current fiscal year.
The impact of the changes on Advantest’s income and loss is minimal.

2.	Notes to balance sheets
(1)	Accumulated depreciation on property, plant and equipment (including accumulated impairment losses):	¥66,434 million
(2)	Short-term receivables from affiliates:	¥12,264 million
	Long-term receivables from affiliates:	¥250 million
	Short-term payables to affiliates:	¥2,147 million

3.	Notes to statements of operations
Transactions with affiliated companies
Sales:	¥44,686 million
Purchases:	¥16,702 million
Non-operating transactions:	¥8,582 million

4.	Notes to Statements of Changes in Stockholders’ Equity
Total number of treasury shares as of March 31, 2011
Common stock	26,294,819 shares

5.	Notes to tax effect accounting
Breakdown by major causes of deferred tax assets and deferred tax liabilities

Deferred tax assets	(Unit: million yen)
Appraised value of inventories	3,815
Research and development expenses	2,245
Accrued warranty expenses	702
Accrued bonus	696
Allowance for retirement benefits	2,635
Long-term accounts payable	181
Valuation difference in other securities	64
Excess depreciation	389
Impairment loss	2,919
Loss carried forward	29,404
Other	5,347
Subtotal of deferred tax assets	48,397
Valuation allowance	(48,322)
Total of deferred tax assets	75
Deferred tax liabilities
Valuation difference in other securities	(592)
Other	(11)
Total of deferred tax liabilities	(603)
Net deferred tax liabilities	(528)

6.	Notes to transactions with related parties

(1)	Parent company and major corporate shareholders
Not applicable.

(2)	Officers and major individual investors
Not applicable.

(3)	Subsidiaries

Company name	Address	Common stock	Principal Activities	Percentage of Voting Rights	Description of relationships		Details of transactions	Amount of transactions	Items	Balance at fiscal year end
					Officer of subsidiaries temporarily transferred from the Company	Business relationship
Advantest Finance Inc.	Chiyoda-ku, Tokyo	¥1,000 million	Leasing of test systems, etc. and sales of used products	100.0%	Yes	Leasing of the Company’s products and sales of used products	Sales	¥2,529 million	Accounts receivable	¥1,188 million
							Loans	-	Short-term loans receivable	¥1,782 million
Advantest America, Inc.	California, U.S.A.	42,000 thousand USD	Sale of test systems, etc.	100.0%	Yes	Sale of the Company’s products	Sales	¥22,927 million	Accounts receivable	¥5,373 million
Advantest Taiwan Inc.	Chu-Pei, Hsin-Chu Hsien, Taiwan	560,000 thousand New Taiwan Dollars	Sale of test systems, etc.	100.0%	Yes	Sale of the Company’s products	Sales	¥13,886 million	Accounts receivable	¥2,503 million

Terms and conditions of transactions and determination of policies thereof

1.	With respect to sales, the price is determined by referring to the market price, among others.

2.	With respect to loans, the rate is determined by taking the market interest rate into consideration.

7.	Notes to per share information

Net assets per share:	¥706.92

Net loss per share:	¥51.89

8.	Other notes

Amounts less than one million yen are rounded.

Copy of Independent Auditors’ Audit Report (Consolidated)

Independent Auditors’ Audit Report
May 16, 2011 To the Board of Directors of Advantest Corporation: Ernst & Young ShinNihon LLC
Kiyomi Nakayama Limited Liability Engagement Partner Certified Public Accountant	O

Makoto Usui Limited Liability Engagement Partner Certified Public Accountant	O

We have audited the consolidated financial statements of Advantest Corporation (the “Company”) for its 69th fiscal year (from April 1, 2010 to March 31, 2011), including the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of stockholders’ equity, and notes to consolidated financial statements, for the purpose of reporting under the provisions of Article 444, Paragraph 4 of the “Company Law.”  The management of the Company was responsible for the preparation of these consolidated financial statements, and our responsibility shall be limited to the expression of an independent opinion regarding the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan.  These auditing standards require reasonable assurance that the consolidated financial statements do not contain any untrue statements of material fact.  The audit was conducted based on an audit by testing, and included a review of the consolidated financial statements as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management.  We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the consolidated financial statements properly present the financial position and the results of operations during the fiscal year, in all material respects, of the company group consisting of Advantest Corporation and its consolidated subsidiaries in conformity with accounting principles generally accepted in the United States of America (Please refer to “Notes to Consolidated Financial Statements,” “1. Notes to significant matters based on which the consolidated financial statements were prepared (1)”), pursuant to the provisions of Article 3, Paragraph 1 of the Supplementary Provisions of the Company Accounting Regulation.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

Copy of Independent Auditors’ Audit Report

Independent Auditors’ Audit Report
May 16, 2011 To the Board of Directors of Advantest Corporation: Ernst & Young ShinNihon LLC
Kiyomi Nakayama Limited Liability Engagement Partner Certified Public Accountant	O

Makoto Usui Limited Liability Engagement Partner Certified Public Accountant	O

We have audited the financial statements of Advantest Corporation (the “Company”) for its 69th fiscal year (from April 1, 2010 to March 31, 2011), which included the balance sheets, statements of operations, statements of changes in stockholders’ equity, notes to non-consolidated financial statements, and its supporting schedules, for the purpose of reporting under the provisions of Article 436, Paragraph 2, Section 1 of the “Company Law.”  The management of the Company was responsible for the preparation of these financial statements and its supporting schedules, and our responsibility shall be limited to the expression of an independent opinion regarding the financial statements and its supporting schedules.

We conducted our audit in accordance with auditing standards generally accepted in Japan.  The auditing standards require reasonable assurance that the financial statements and its supporting schedules do not contain any untrue statements of material fact.  The audit was conducted based on an audit by testing, and included a review of the financial statements and its supporting schedules as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management.  We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the above financial statements and its supporting schedules properly present the financial position and the results of operations of the Company during the fiscal year, in all material respects, in conformity with accounting principles generally accepted in Japan.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

Copy of Board of Corporate Auditors’ Audit Report

Audit Report

This Audit Report was prepared by the Board of Corporate Auditors of Advantest Corporation (the “Company”) after deliberation, based on audit reports prepared by each Corporate Auditor with respect to the methods and results of audit concerning the performance of each Director of his/her respective duties during the 69th fiscal year (from April 1, 2010 to March 31, 2011).  We hereby report as follows.

1.Methods of Audit by Corporate Auditors and the Board of Corporate Auditors, and its contents

In addition to establishing audit policies and audit plans for the fiscal year, and receiving reports from each Corporate Auditor on the implementation status and results of the audit, the Board of Corporate Auditors received reports from Directors and Independent Auditors on the performance of their duties and requested further explanations as deemed necessary.

In compliance with the rules of audit of Corporate Auditors established by the Board of Corporate Auditors, pursuant to the audit policies and audit plans, each Corporate Auditor communicated with Directors, Executive Officers as well as other employees such as members of the Audit Office in order to collect information, and improve the auditing system, attended meetings of the Board of Directors and other important meetings, received reports from Directors, Executive Officers and employees on the performance of their duties, requested further explanations as deemed necessary, reviewed important approval-granting documents, and inspected the state of business operations and assets at the head office and other important branch offices.

In addition, to ensure that there is a system where the Directors duties contained in the Company’s business report are in accordance with applicable law and the Company’s articles of incorporation, and to ensure proper business operations for a corporation are met, we have received periodical reports from the Company’s Directors, Executive Officers, employees and others, regarding the content of the resolutions of the Board of Directors pursuant to Article 100, Paragraphs 1 and 3 of the Regulations for the Enforcement of the Company Law and the system formed pursuant to such resolution (Internal Control System) and have requested explanations as necessary, and have expressed our opinion.

With respect to subsidiaries, we communicated with and exchanged information with Directors and Corporate Auditors of the subsidiaries and received business reports from subsidiaries as deemed necessary.

Based on the above methods, we reviewed the business report for the fiscal year and its supporting schedules.

In addition, we monitored and reviewed whether the Independent Auditors maintained their independent positions and conducted the audit properly, received reports from the Independent Auditors on the performance of their duties, and requested further explanations as deemed necessary.  Furthermore, we were informed by the Independent Auditor that they are establishing a “System to ensure the appropriate performance of duties” (Syokumu no Suikou ga Tekisei ni Okonawareru Koto o Kakuho Suru Tameno Taisei) (Matters as defined in each Section of Article 131 of the Company Accounting Regulations) pursuant to “Quality control standards of audit” (Kansa ni Kansuru Hinshitsu Kanri Kijyun)  (the Business Accounting Counsel, October 28, 2005), and requested their explanations as deemed necessary.

Based on the above methods, we reviewed the financial statements (the balance sheets, statements of operations, statements of changes in stockholders’ equity, notes to non-consolidated financial statements) as well as its supporting schedules and the consolidated financial statements for the 69th fiscal year (the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of stockholders’ equity, and notes to consolidated financial statements).

2.    Results of Audit

(1)   Results of audit of the business report and other documents

(i)   The business report and its supporting schedules of the Company accurately present the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

(ii)   No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.

(iii)  The contents of the resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate.  In addition, there are no matters to be pointed out regarding the entries in the business report and the performance of duties of Directors with respect to the internal control system.

(2)   Results of audit of the financial statements and its supporting schedules

The methods and results of audit performed by Ernst & Young ShinNihon LLC, the independent auditor of the Company, are appropriate.

(3)   Results of audit of the consolidated financial statements

The methods and results of audit performed by Ernst & Young ShinNihon LLC, the independent auditor of the Company, are appropriate.

May 20, 2011

Board of Corporate Auditors of Advantest Corporation

Hitoshi Owada Standing Corporate Auditor	O
Yuri Morita Standing Corporate Auditor	O
Megumi Yamamuro Outside Corporate Auditor	O
Jiro Haneda Outside Corporate Auditor	O

Memorandum to Shareholders

Fiscal Year: Starting from April 1 of each year and ending on March 31 of the following year

Ordinary general meeting of shareholders: June of each year

Date of decision on shareholders of record qualified to receive dividends:
March 31 of each year and September 30 when interim dividends are paid.

Method for public notice:
Public notice will be posted on the Company’s website (http://www.advantest.co.jp/investors/).
However, in the case of accidents or other inevitable circumstances that prevent the Company from posting public notices on such Company’s website, public notices are published in the Nihon Keizai Shimbun.

Share registration agent and the firm responsible for administering special account:
Tokyo Securities Transfer Agent Co., Ltd.
Nihon Bldg. 4F, 6-2 Otemachi 2-chome, Chiyoda-ku, Tokyo
Toll free number: 0120-49-7009
*In taking the necessary procedure by mail, please send to the following address.
8-4, Izumi 2-chome, Suginami-ku, Tokyo, 168-8522
Business Center, Tokyo Securities Transfer Agent Co., Ltd.
Share transfer / registration services are available at the Main Office and Branch Offices in Japan of The Chuo Mitsui Trust and Banking Company, Limited.

Number of shares comprising one unit: 100 shares

(Notice)

Please inform the securities firm at which you hold an account of changes of address, demands for sales and purchases of fractional shares or your preferred method of receiving dividends.  However, for various services in connection with those shares that are recorded in the special account, please contact Tokyo Securities Transfer Agent Co., Ltd., the firm responsible for administering such special account.

Please contact Tokyo Securities Transfer Agent Co., Ltd., the share registration agent, for enquires with respect to the payment of unpaid dividends.

For those shareholders who have directed the Company to pay dividends by bank transfer (except by allocation in proportion to the number of shares held method (kabushiki hirei haibun houshiki)) or shareholders who receive dividends by cashing a “Dividend Receipt” (haitoukin ryoushusho), the “Dividend Statement” (haitoukin keisansho) that you receive from the Company serves as the “Notice of Payment” stipulated in the Special Taxation Measures Law (sozei tokubetsu sochi-hou) .  The “Notice of Payment” may be attached when filing your income tax return.  Shareholders who have elected allocation in proportion to the number of shares held method, please consult your securities firm.